Dimensional
December 27, 2017

Via EDGAR

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Dimensional Investment Group, Inc. (the "Registrant")
SEC File No. 333-221987
Rule 473 Delaying Amendment Filing
Ladies and Gentlemen:
Pursuant to Rule 473 under the Securities Act of 1933, as amended (the "Securities Act"), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement on Form N-14 (File No. 333-221987) (the "Registration Statement") that was filed to register shares of common stock, with par value of one cent ($0.01) per share, of (1) the DFA International Value Portfolio III (the "International Acquiring Portfolio"), a series of the Registrant, that will be issued to the shareholders of the LWAS/DFA International High Book to Market Portfolio and the DFA International Value Portfolio II (collectively, the "International Target Portfolios"), in connection with the transfer of substantially all of the assets of the International Target Portfolios in exchange for shares of the International Acquiring Portfolio, pursuant to an Agreement and Plan of Reorganization, and (2) the U.S. Large Cap Value Portfolio III (the "U.S. Acquiring Portfolio"), a series of the Registrant, that will be issued to the shareholders of the LWAS/DFA U.S. High Book to Market Portfolio (the "U.S. Target Portfolio") in connection with the transfer of substantially all of the assets of the U.S. Target Portfolio in exchange for shares of the U.S. Acquiring Portfolio, pursuant to an Agreement and Plan of Reorganization. The Registration Statement was filed with the Securities and Exchange Commission (the "Commission") on December 11, 2017 (0001193125-17-366289) and was scheduled to go effective January 10, 2018, pursuant to Rule 488 under the Securities Act.
The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.
Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the city of Austin, and the State of Texas, on this 27th day of December, 2017.
No fees are required in connection with this filing. If you have any questions or comments concerning the foregoing, please contact Jana L. Cresswell at (215) 564-8048.

U.S. Securities and Exchange Commission
December 27, 2017

Very truly yours, /s/ Carolyn L. O Carolyn L. O, Esq. Vice President and Secretary Dimensional Investment Group, Inc.